Exhibit 99.2

The attached form of support and voting agreement was entered into on March 24, 2017 between Hytera Communications Co., Ltd. (the “Parent”) and Hytera Project Corp. (the “Purchaser” and together with the Parent, the “Purchaser Parties”) and each of the directors and officers (each, a “Consenting Securityholder”) of Norsat International Inc. (“Norsat”) in connection with the arrangement agreement dated March 24, 2017 between the Purchaser Parties and Norsat. The following table sets forth the number of common shares (“Shares”), options to acquire Shares (“Options”) of Norsat and Restricted Share Units (“RSUs”) of Norsat beneficially owned or controlled by each such Consenting Securityholder.

Name	Total number of Common Shares	Total number of Options - Vested	Total number of Options - Unvested	Total number of Restricted Share Units
Fabio Doninelli	34,809	2,321	15,000	3,229
Prismafin S.A.(1)	198,558	-	-	-
Joseph Caprio	29,470	11,607	-	2,652
James Topham	14,893	1,964	10,000	2,732
Peter Ciceri	1,725	-	10,000	1,875
Amiee Chan	109,882	24,314	-	37,411
Arthur Chin	30,676	18,515	10,000	32,159

(1) Mr. Doninelli by virtue of his position as President of Prismafin S.A. exercises direction over 198,558 common shares of Norsat.

SUPPORT AND VOTING AGREEMENT

In consideration of Norsat International Inc. (the “Company”) entering into an arrangement agreement dated as of March 24, 2017 (the “Arrangement Agreement”) with Hytera Communications Co., Ltd. (the “Parent”) and Hytera Project Corp. (the “Purchaser” and together with the Parent, the “Purchaser Parties”), providing for a business combination involving the Company and the Purchaser Parties pursuant to Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “Transaction”), this support and voting agreement (the “Agreement”) dated as of March 24, 2017 sets out the terms on which the undersigned securityholder of the Company (the “Consenting Securityholder”) undertakes to take certain actions and do certain things to support the Transaction.

A. WHEREAS the Company is proposing to hold a special meeting (the “Company Meeting”) of the Shareholders to approve, inter alia, (i) the Transaction, and (ii) such other ancillary matters as the Board of Directors may deem necessary in order to give effect to the Transaction;

B. AND WHEREAS the Consenting Securityholder wishes to support the Transaction subject to the terms and conditions contained herein;

C. AND WHEREAS the Parties have agreed to enter into this Agreement to provide for the support by the Consenting Securityholder of the Transaction;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreement herein contained and other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the Parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1	Defined Terms.

(1)	Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed thereto in the Arrangement Agreement.

(2)	“Parties” means each of the Consenting Securityholder and the Purchaser Parties, and “Party” shall mean each of them.

(3)	“Relevant Securities” means the Common Shares, Options, RSUs and other convertible securities of the Company listed on Schedule “A” and any Common Shares, Options and/or RSUs acquired by the Consenting Securityholder or any affiliate of the Consenting Securityholder subsequent to the date hereof, and shall include all securities which such Relevant Securities may be converted into, exchanged for or otherwise changed into.

Section 1.2	Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)	Headings, etc. The division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(3)	Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and (ii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement.

(4)	References to Persons and Agreements. Any reference to a person includes its heirs, administrators, executors, legal personal representatives, successors and permitted assigns. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be amended, restated, replaced, supplemented or novated and includes all schedules to it.

(5)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(6)	Time References. References to time are to local time, Vancouver, British Columbia.

Section 1.3	Schedule.

The schedule attached to this Agreement forms an integral part of this Agreement for all purposes of it.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

Section 2.1	Representations and Warranties of the Consenting Securityholder.

(1)	The Consenting Securityholder hereby represents and warrants to the Purchaser Parties (and acknowledges that the Purchaser Parties are relying upon such representations and warranties) that:

	(a)	The Consenting Securityholder is the registered and/or beneficial owner of, or exercises control or direction over, all of the Relevant Securities listed in Schedule “A”, in each case free and clear of all Liens.

	(b)	Other than the Relevant Securities, the Consenting Securityholder does not own (as registered owner or beneficial owner), or exercise control or direction over, any Common Shares or any Options, RSUs or other rights to acquire any additional Common Shares or any security exercisable for or convertible into Common Shares.

	(c)	Except pursuant hereto, no person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Relevant Securities, or any interest therein or right thereto, and none of the Relevant Securities are subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote the Relevant Securities, call meetings of holders of the Common Shares or give consents or approvals of any kind.

	(d)	The Consenting Securityholder has the full authority and capacity to vote or direct the voting of the Relevant Securities, to give or cause to be given a proxy for the Relevant Securities in connection with the Company Meeting, and has the power and authority to dispose of the entire legal and beneficial interest in the Relevant Securities.

(e)	This Agreement has been duly executed and delivered by the Consenting Securityholder and constitutes a legal, valid and binding obligation of the Consenting Securityholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity.

(f)	The execution and delivery of this Agreement by the Consenting Securityholder and the performance by the Consenting Securityholder of its obligations contemplated herein do not and will not (and would not with the giving of notice, the lapse of time or the happening of any other event or condition): (i) violate or conflict with any Laws or any of the Consenting Securityholder’s properties or assets, (ii) require any consent, approval or authorization of, or declaration or filing with, any Governmental Entity or other person on the part of the Consenting Securityholder, or (iii) constitute or result in a violation, breach or default of, or conflict with, or allow any person to exercise any rights under, any of the terms of provisions of its Constating Documents or any Contract or restriction to which the Consenting Securityholder is a party or by which it is bound.

(g)	To the best of its knowledge, there is no Proceeding pending or threatened against the Consenting Securityholder or any of its properties or assets that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Consenting Securityholder’s ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement.

Section 2.2	Representations and Warranties of the Purchaser Parties.

(1)	Each of the Purchaser Parties hereby represents and warrants to the Consenting Securityholder (and acknowledges that the Consenting Securityholder is relying upon such representations and warranties) that:

	(a)	The Purchaser Party is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization.

	(b)	The Purchaser Party has all requisite corporate power and authority to execute and deliver this Agreement.

	(c)	This Agreement has been duly executed and delivered by the Purchaser Party, and constitutes a legal, valid and binding obligation of the Purchaser Party, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity.

	(d)	The execution and delivery of and performance by the Purchaser Party of this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a violation or breach of, or conflict with, or allow any other person to exercise any rights under, any of the terms or provisions of its: (i) Constating Documents; and (ii) material Contracts or material instruments to which it is a party.

(e)	To the best of the knowledge of the Purchaser Party, there is no Proceeding pending before any Governmental Entity, or threatened against the Purchaser Party that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Purchaser Party’s ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement.

ARTICLE 3
CONSENTING SECURITYHOLDER COVENANTS

Section 3.1	Transfer of Relevant Securities.

(1)	The Consenting Securityholder agrees that during the term of this Agreement, it will not, except as expressly contemplated by this Agreement, directly or indirectly, in any manner:

	(a)	sell, transfer, gift, assign, pledge, hypothecate, encumber, convert or otherwise dispose of any of the Relevant Securities or any interest therein or enter into any agreement, arrangement or understanding in connection therewith; or

	(b)	deposit any of the Relevant Securities into a voting trust, or grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or enter into a voting agreement, understanding or arrangement, with respect to the voting of its Relevant Securities, in each case, without having first obtained the prior written consent of the Purchaser Parties, which consent is within the sole discretion of the Purchaser Parties and may be unreasonably withheld.

Section 3.2	Non-Solicitation.

(1)	The Consenting Securityholder agrees that it shall:

	(a)	not, directly or indirectly:

		(i)	solicit, initiate, knowingly encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer regarding an Acquisition Proposal or potential Acquisition Proposal;

		(ii)	enter into or otherwise engage or participate in any substantive discussions or negotiations with any person (other than the Purchaser Parties) regarding any inquiry, proposal or offer regarding an Acquisition Proposal or potential Acquisition Proposal;

		(iii)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any Acquisition Proposal; and

		(iv)	accept or enter into or propose publicly to accept or enter into a contract with any person relating to an Acquisition Proposal; and

	(b)	immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussions or negotiations commenced prior to the date of this

Agreement with any person (other than the Purchaser Parties) by or on behalf of the Consenting Securityholder with respect to any Acquisition Proposal or potential Acquisition Proposal, whether or not initiated by the Consenting Securityholder, provided that if at any time, prior to obtaining the approval by the holders of Common Shares eligible to vote in respect of the resolution authorizing the Transaction, the Company receives a written Acquisition Proposal that did not result from a breach of any provision of any agreement then in effect between the Company and the Purchaser Parties, the Consenting Securityholder may engage in or participate in discussions or negotiations with such person regarding such Acquisition Proposal provided that (i) the Board of Directors first determines that such Acquisition Proposal is or could reasonably be expected to lead to a Superior Proposal, (ii) the Company is otherwise permitted to take such actions under any provision of any agreement then in effect between the Company and the Purchaser Parties (including that such person making such Acquisition Proposal has entered into a confidentiality agreement with the Company), and (iii) such Acquisition Proposal did not result from a breach by the Consenting Securityholder of the provisions of this Agreement.

Section 3.3	Voting.

(1)	The Consenting Securityholder hereby irrevocably covenants, undertakes and agrees that it shall:

	(a)	vote (or cause to be voted) all of the Relevant Securities (to the extent that such Relevant Securities are entitled to a vote in respect of such matters):

(i) in favour of the approval, consent, ratification and adoption of the Transaction (and any actions required in furtherance thereof) at every meeting of the securityholders of the Company at which such matters are considered and at every adjournment or postponement thereof, and not withdraw any proxies or change its vote in respect thereof; and

(ii) against any resolution proposed by the Company or any other person that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Transaction or delay or interfere with, the completion of the Transaction;

	(b)	except as contemplated by this Agreement, not vote or grant to any person other than the Purchaser Parties a proxy to vote or enter into any voting trust, vote pooling or other agreement with respect to the right to vote the Relevant Securities (and will cause such Relevant Securities not to be voted) in favour of any Acquisition Proposal;

	(c)	deliver, or cause to be delivered, to the Company’s transfer agent, or as otherwise directed by the Company, after receipt of proxy materials for, and no later than ten days before the date of, the Company Meeting or any other meeting of the securityholders (or any of them) of the Company called for the purpose of approving the Transaction, a duly executed proxy directing that the Relevant Securities be voted at such meeting in favour of the Transaction and all related matters;

	(d)	not support any action that is intended or would reasonably be expected to impede, interfere with, delay, postpone or discourage the completion of the Transaction; and

	(e)	not do anything that would reasonably be expected to frustrate or hinder the consummation of the Transaction.

(2)	The Consenting Securityholder shall not, and hereby agrees not to:

	(a)	assert or exercise any dissent rights in respect of the Transaction or the transactions associated therewith that the Consenting Securityholder may have; and

	(b)	commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company or Purchaser Parties or any of their subsidiaries (or any of their respective successors) relating to the negotiation, execution and delivery of any agreement relating to the Transaction or the consummation of the Transaction.

(3)	The Consenting Securityholder hereby revokes any and all previous proxies granted that may conflict or be inconsistent with the matters set forth in this Agreement and the Consenting Securityholder agrees not to, directly or indirectly, grant any other proxy or power of attorney with respect to the matters set forth in this Agreement except as expressly required or permitted by this Agreement.

Section 3.4	Change in Nature of Transaction.

(1)	In the event that: (a) the Company, with the agreement of the Purchaser Parties, determines in its good faith judgment that it is necessary or desirable to proceed with an alternative transaction structure, including, without limitation, plan of arrangement, a take-over bid or asset purchase, in conjunction with or instead of the Transaction; (b) such alternative transaction provides the same, or better, financial treatment to all affected parties and the financial implications (including tax) for the Consenting Securityholder are the same or better; and (c) such alternative transaction is initiated on or before the Outside Date, and is capable of being completed on or before the Outside Date (as described in each of the foregoing clauses (a), (b) and (c), a “Revised Transaction”), the Consenting Securityholder shall support the completion of the Revised Transaction in the same manner and to the same extent that it has agreed to support the Transaction under this Agreement and, in the event of a take-over bid, tender the Relevant Securities to such bid.

(2)	In the event of any proposed Revised Transaction, the references in this Agreement to the Transaction shall be deemed to be changed to “Revised Transaction” and all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Revised Transaction.

Section 3.5	Securityholder Capacity

The Purchase Parties hereby acknowledge that the Consenting Securityholder is entering into this Agreement in his or her capacity as the beneficial owner of the Relevant Securities and that this Agreement does not restrict, limit or prohibit the Consenting Securityholder from taking any action (other than with respect to the Relevant Securities, including the voting and disposition thereof), in his or her capacity as director or officer of the Company or any of its subsidiaries that is necessary for him or her to comply with his or her fiduciary duties as a director or officer of the Company or any of its subsidiaries under applicable law. For the avoidance of doubt, nothing in this Agreement will limit any Consenting Securityholder from properly fulfilling his or her fiduciary duties as a director or officer of the Company or any of its subsidiaries.

ARTICLE 4
TERMINATION

Section 4.1	Termination.

(1)	This Agreement shall automatically terminate upon the earlier of:

	(a)	the Effective Time;

	(b)	the date of termination of the Arrangement Agreement in accordance with its terms; and

	(c)	the date upon which the Parties agree in writing to terminate this Agreement.

(2)	This Agreement may be terminated by the Consenting Securityholder if:

	(a)	any representation or warranty of the Purchaser Parties under this Agreement is untrue or incorrect in any material respect;

	(b)	the form or amount of the consideration offered by the Purchaser to the holders of Common Shares pursuant to the Transaction is changed in any way that is, in each case, materially adverse to the Consenting Securityholder;

	(c)	the Board of Directors publicly announces its unanimous recommendation in support of a Superior Proposal; or

	(d)	the Transaction is not completed by the Outside Date,

provided that at the time of termination under clause (a), (c) or (d), the Consenting Securityholder is not in material default in the performance of its obligations under this Agreement.

Section 4.2	Effect of Termination.

If this Agreement is terminated in accordance with the provisions of this Article 4, no Party shall have any further liability to perform its obligations under this Agreement except as expressly contemplated by this Agreement, and provided that neither the termination of this Agreement nor anything contained in this Article 4 shall relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

Section 4.3	Remedies.

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed by the Consenting Securityholder or the Purchaser Parties in accordance with their specific terms or were otherwise breached by the Consenting Securityholder or the Purchaser Parties. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement against the Consenting Securityholder or the Purchaser Parties, as applicable, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

ARTICLE 5
GENERAL PROVISIONS

Section 5.1	Disclosure.

(1)	The Consenting Securityholder agrees:

	(a)	to the existence and factual details of this Agreement (other than registration particulars set out in Schedule “A”) being set out in any public disclosure, including, without limitation, press releases, information circulars and court materials, produced by the Company or any of the Purchaser Parties, at the discretion of the Company or the Purchaser Partiess, in connection with the Transaction; and

	(b)	to this Agreement (other than registration particulars set out in Schedule “A”) being filed and/or available for inspection by the public to the extent required by applicable securities laws or stock exchange rules.

Section 5.2	Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing and may be given by delivering same:

(a)	to the Purchaser Parties at:

Hytera Communications Co., Ltd.
Hytera Tower, Shenzhen Hi-Tech Industrial Park North, Beihuan
RD. 9108# Nanshan District, Shenzhen, P.R.C.

	Attention:	Nuo Xu, Chief Investment Officer
	Email:	nuo.xu@hytera.com

with a copy (which shall not itself constitute notice) to:

Baker & McKenzie LLP
Brookfield Place
Bay/Wellington Tower
181 Bay Street, Suite 2100
Toronto, Ontario, Canada M5J 2T3

	Attention:	Charlie MacCready
	Email:	Charlie.MacCready@bakermckenzie.com
	Facsimile:	(416) 863-6275

(b)	to the Consenting Securityholder at:

Attention:

Email:
Facsimile:

With a copy (which shall not itself constitute notice) to:

Attention:
Email:
Facsimile:

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or one hour after being faxed or emailed and receipt confirmed during normal business hours, as the case may be. If received after normal business hours, then such notice shall be deemed to have been given and received at 9:00 a.m. (local time) on the next business day. Any Party may, at any time, give notice in writing to the others in the manner provided for above of any change of address or facsimile number or email address.

Section 5.3	Time of the Essence.

Time is of the essence in this Agreement.

Section 5.4	Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 5.5	Entire Agreement.

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 5.6	Successors and Assigns.

(1)	This Agreement becomes effective only when executed by the Consenting Securityholder and the Purchaser Parties. After that time, it will be binding upon and enure to the benefit of the Consenting Securityholder, the Purchaser Parties and their respective successors and permitted assigns.

(2)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties.

Section 5.7	Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 5.8	Governing Law.

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(2)	Each Party irrevocably attorns and submits to the exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 5.9	Rules of Construction.

The Parties waive the application of any law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 5.10	Language.

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 5.11	Counterparts and Electronic Transmission.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or other electronic transmission) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature pages follow.]

This Agreement has been agreed and accepted on the date first written above.

HYTERA PROJECT CORP.

By:
Authorized Signing Officer

HYTERA COMMUNICATIONS CO., LTD.

By:
Authorized Signing Officer

If a corporation:		If an individual:

By:
	Authorized Signing Officer	Consenting Securityholder

Witness

SCHEDULE “A”

RELEVANT SECURITIES

Class of Securities		Number of Securities Held

Common Shares

Options	Vested

Unvested

RSUs